[Letterhead of Mantyla, McReynolds LLC]


January 14, 2004


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.

Dear Sir/Madam:

We have read the statements included under Item 4 in the Form 8-K dated December 31, 2003, of Cole, Inc., to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein insofar as they relate to our audit for the year ended December 31, 2002. We are not in a position to agree or disagree with the statements in Item 4 regarding the appointment of HJ Associates & Consultants, or the approval of such engagement by the Board of Directors.

Very truly yours,

/s/ Mantyla McReynolds